SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2003

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)

                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                           (599) (9) 7366277
                    (address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X Form 40-F ___

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                               Yes        No X
                                  ---       ---

[SAPIENS LOGO]

                   SAPIENS INTERNATIONAL ANNOUNCES Q3 RESULTS

      BACK TO PROFITABILITY. IMPROVED RESULTS OVER SECOND QUARTER OF 2003.
                      EXPECT TO SEE CONTINUED IMPROVEMENT.

Research Triangle Park, N.C.--November 3, 2003 --Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its unaudited results of operations for the third quarter and nine months ended September 30, 2003.

Compared to the previous quarter of 2003, the Company reported a small overall improvement in the third quarter of 2003. Revenues remained at $13.4 million while gross profit increased 6.7% from $6.0 million to $6.4 million and the gross profit margin improved 6.7% from 44.7% to 47.7%. The Company reported operating income of $0.3 in the third quarter of 2003 compared with operating loss of $0.2 million in the previous quarter, and net income of $0.04 million compared with a net loss of $0.4 in the previous quarter.

Compared to the third quarter last year, revenues in the third quarter of 2003 decreased from $16.6 million to $13.4 million. Gross profit was $6.4 million in the third quarter compared with $7.4 million in the same period last year, while gross profit margin increased to 47.7% compared to 44.6% in the same period last year. Operating income amounted to $0.3 million compared with operating loss of $0.2 million in the same period of last year. The Company recorded net income of $0.04 million compared with a net loss of $0.6 million in the same period of last year.

Revenues for the nine months ended September 30, 2003 decreased to $38.8 million from $48.9 million in the same period in 2002. Gross profit in the first nine months of 2003 was $17.0 million compared with $21.9 million in the first nine months of 2002. Gross profit margin was 43.8% compared with 44.8% in the same period last year. The Company's operating loss in the first nine months of 2003 was $2 million compared with operating income of $0.8 million in the same period last year. Net loss in the first nine months of 2003 was $2.3 million compared with net loss of $0.3 million in the same period last year.

Commenting on the results, Mr. Itzick Sharir, President and Chief Executive Officer, said: "I am proud that the Company has been able to regain profitability on the strength of continued quarterly improvement in results. We expect to demonstrate continued improvement in revenues and profitability in the fourth quarter of this year. At the same time, we are starting to see the fruits of our long-term strategy. Our new offering to the insurance industry - Sapiens INSIGHT(TM) Solutions suite - is generating a high degree of interest on the part of insurance companies that need to control costs and modernize their systems. We are gaining market awareness and recognition, expanding our offering and beginning to see new customers joining our established customer base."

-------------------------------------------------------------------------------
Q3 2003 CONFERENCE CALL:
-------------------------------------------------------------------------------
Sapiens International will hold a CONFERENCE CALL to discuss the results on MONDAY, NOVEMBER 3, 2003, AT 09:00AM (EST)

To participate, please call:
From the US and Canada: 1-866-485 2399
From the UK: 0-800-917 4613
International callers: + 972-3-9180610
10 minutes prior to start time

-------------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION:
-------------------------------------------------------------------------------
Yuval Hadari                             Itzick Sharir
Chief Financial Officer                  Chief Executive Officer
Sapiens International                    Sapiens International
Tel: +1-877-554-2426                     Tel:   +44-1895-464 265
     +972-8-938-2721

E-mail: yuval.h@sapiens.com              E-mail: itzick.s@sapiens.com
        -------------------                      --------------------
---------------------------------------- --------------------------------------

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING, Occidental Fire & Casualty, among others. For more information, please visit http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
             (U.S. Dollars in thousands, except per share amounts)

                                                                       For the                      For the
                                                                  three months ended            nine months ended
                                                              --------------------------    --------------------------
                                                               9/30/2003      9/30/2002      9/30/2003      9/30/2002
                                                              -----------     ----------    ----------      ----------
                                                              (Unaudited)    (Unaudited)    (Unaudited)     (Unaudited)

REVENUES

Products                                                       $  8,946       $ 11,071       $ 23,591       $ 31,864
Consulting and other services                                     4,461          5,500         15,253         17,059
                                                               --------       --------       --------       --------
Total revenues                                                   13,407         16,571         38,844         48,923
                                                               --------       --------       --------       --------

COST OF REVENUES

Products                                                          4,598          6,334         13,100         16,793
Consulting and other services                                     2,416          2,847          8,715         10,210
                                                               --------       --------       --------       --------
Total cost of revenues                                            7,014          9,181         21,815         27,003
                                                               --------       --------       --------       --------

GROSS PROFIT                                                      6,393          7,390         17,029         21,920

EXPENSES

Research and development, net                                       508          1,592          2,929          4,387
Selling, marketing, general and administrative                    5,558          5,973         16,125         16,707
                                                               --------       --------       --------       --------

OPERATING INCOME/(LOSS)                                             327           (175)        (2,025)           826

Financial expenses, net                                             291            378            601            732

Other expenses/(income), net (a)                                     (6)            26           (294)           386
                                                               --------       --------       --------       --------

NET INCOME/(LOSS)                                              $     42       $   (579)   #  $ (2,332)      $   (292)
                                                               ========       ========       ========       ========

Basic and diluted earnings/(loss) per share (b)                $   0.00       $  (0.08)      $  (0.22)      $  (0.04)
                                                               ========       ========       ========       ========

Weighted average shares used to compute
Basic earnings/(loss) per share                                  10,694          7,292         10,693         7,264
Diluted earnings/(loss) per share (b)                            12,856          7,292         10,693         7,264

Note   (a): Includes taxes and minority interest
       (b): Due to the net loss in 2003 and 2002 the inclusion of dilutive securities would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.

                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                        9/30/2003     12/31/2002
                                                       -----------    ----------
                                                       (Unaudited)     (Audited)

ASSETS

     Cash                                                $18,026       $22,001
     Short-term investments                                2,159         1,652
                                                         -------       -------
                                                          20,185        23,653
     Trade receivables                                     9,975        10,405
     Other current assets                                  7,065         5,842
                                                         -------       -------
     TOTAL CURRENT ASSETS                                 37,225        39,900
                                                         -------       -------


     Property and equipment, net                           3,112         3,426
     Other assets                                         23,394        21,826

                                                         -------       -------
TOTAL ASSETS                                             $63,731       $65,152
                                                         =======       =======


LIABILITIES AND SHAREHOLDERS' EQUITY

     Short-term loans and current maturities
        of long-term debt                                $10,944       $ 9,483
     Trade payables                                        2,240         2,578
     Other liabilities and accrued expenses               14,059        14,541
     Deferred revenue                                      4,061         3,683
                                                         -------       -------
     TOTAL CURRENT LIABILITIES                            31,304        30,285
                                                         -------       -------


     Long-term debt and other liabilities                  7,601         7,787
     Redeemable shares in a subsidiary                    11,424        11,185
     Shareholders' equity                                 13,402        15,895

                                                         -------       -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $63,731       $65,152
                                                         =======       =======

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                       (Registrant)



Date: November 5th, 2003                        By:_____________________________
                                                        Norman Kotler
                                                        General Counsel and
                                                        Corporate Secretary